February 13, 2006

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Mr. Eric C. McPhee
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:  Sonesta Beach Resort Key Biscayne

Dear Mr. Gordon and Mr. McPhee,

This letter will constitute our reply to your letter of November 21, 2005. The answers below are in the same sequence as the comments in your letter.

1.	Remaining basis in current hotel assets.

We believe Sonesta has entered into a transaction to sell the building and property in the future, rather than abandon it. At the closing in April 2005, Sonesta received $60 million in non-refundable proceeds. Because the development process will take time, the parties to this transaction agreed Sonesta could continue to operate the hotel until such time that the construction of the new hotel could begin. While there is still uncertainty regarding the entire project moving forward, we will continue to operate the hotel and depreciate the assets over their original estimated lives. During this period, the proceeds are recorded as a finance liability. During the accounting period that the existing hotel does finally cease operations, we will remove the remaining book value of the fixed assets from our balance sheet, establish an investment in the ongoing development partnership and continue to defer all gain based on the Company’s continuing involvement in the new condominium hotel to be constructed on the land. It should be noted that in the course of reviewing the transfer of certain furniture and fixtures from Key Biscayne in the fall of 2005, which were specifically excluded from the sale transaction, we did identify certain items which will now be utilized only until such time the hotel closes. We have revised the useful lives of this furniture and are recording additional depreciation expense commencing October 1, 2005.

2.	Fair value of assets transferred.

The fair value of the fixed assets transferred to SBR-Fortune Associates, LLP at the time of the transfer was $160 million. This is based on an independent valuation of the highest and best use of the land by a national real estate firm, which was completed on March 31, 2005. At the time the current hotel will cease operations, we will record an investment in the partnership equal to 50% of this market value, plus 50% of the remaining book value of the assets, reduced by the proceeds received in April 2005. As mentioned previously, the proposed accounting for this transaction has been discussed extensively with the Staff of the Office of the Chief Accountant and I am happy to provide you with additional information.

I am available to further discuss these matters with you, of course. I can be reached directly at 617-421-5444.

I acknowledged that Sonesta International Hotels Corporation is responsible for the adequacy and accuracy of the disclosures in its filings. Any comment from SEC staff or changes to the disclosures in responses to staff comments do not foreclose the Commission from taking any action with respect to the filings and we will not assert staff comments as a defense in any proceedings initiated by The Securities and Exchange Commission or any other person under the federal security laws of the United States.

With kindest regards,

By: /S/ Boy van Riel
Boy van Riel

BVR/mac